Exhibit 1

                                                                Press Release

[AHOLD LOGO]

                                                                Royal Ahold
                                                                Public Relations


                                                        Date:   March 21, 2003
                                        For more information:   +31.75.659.5720


Ahold and former Board members agree to
independent arbitration on severance package

Zaandam, The Netherlands, March 21, 2003 - Certain recent press articles on the separation of Ahold and Cees van der Hoeven and Michiel Meurs suggest that Van der Hoeven and Meurs have asked for excessive severance packages which the company has refused to accommodate. This is not correct.

Ahold, Van der Hoeven and Meurs have jointly agreed in the context of their separation that the determination of any severance package must be left to an impartial body, in this case an arbitration tribunal, which will be composed of persons with experience in this area and not having (had) any relationship with either Ahold, Cees van der Hoeven and Michiel Meurs to ensure complete objectivity of the proceedings.

Ahold Corporate Communications: +31.75.659.5720


                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:   +31 (0)75 659 5720
                                                 Fax:     +31 (0)75 659 8302